UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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12013480

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 11/04/10 and ending 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Highbank Securities, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1 South Street, Suite 860
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Dennis O'Neill (443) 478-1978
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Dennis O'Neill**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Highbank Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

JACQUELINE L. ERLICH NOTARY PUBLIC BALTIMORE COUNTY, MD

Signature

Managing Director
Title

Notary Public
Jacqueline L Erlich
Exp. 9-4-15

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHBANK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Member of
Highbank Securities LLC

We have audited the accompanying statement of financial condition of Highbank Securities LLC as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Highbank Securities LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 15, 2012

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

HIGHBANK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$109,113

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 591
Related party payables	28,411
Total Liabilities	$ 29,002
MEMBER'S CAPITAL	
Contributions	$ 82,500
Retained earnings	(2,389)
Total Member's Capital	$ 80,111
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 109,113

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was formed in the state of Maryland on April 1, 2010. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was initially registered as a broker/dealer with FINRA on November 4, 2010. The Company's principal lines of business are investment banking services in connection with mergers and acquisitions and the private placement of securities and providing fairness and other transaction-based opinions of value.

Revenue from Activities - Revenue and related expense arising from the Company's activities are recognized when earned.

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution. For the period from November 4, 2010 through December 31, 2011, the balances did not exceed the federally insured limits.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition.

The Company's only asset is cash and its only liability is accounts payable incurred in the ordinary course of business. As such, all balance sheet assets and all liabilities have been recorded at historical cost.

NOTE 3 - RELATED PARTY INFORMATION

The Company is owned by HighBank Advisors LLC ("Advisors") and is affiliated, through common ownership and management, with HighBank Capital Partners LLC.

The Company is party to a Management Services Agreement with Advisors, pursuant to which the Company and Advisors allocate certain expenses between the entities. In addition, Advisors is the prime tenant on the office space that the Company uses and Advisors subleases a portion of the office space to the Company. From November 4, 2011 through December 31, 2011, the Company paid Advisors occupancy costs of $16,731.

Pursuant to the Management Services Agreement, Advisors has paid certain overhead and operating expenses on behalf of the Company and the Company has reimbursed Advisors for such expenses. Specifically, the Company is allocated a monthly proportion of certain expenses incurred by Advisors (the "Monthly Proportion"). The Monthly Proportion varies from month to month depending on the amount of relative revenue generated by Advisors and the Company, provided that the Company's obligation to Advisors under the Management Services Agreement will never be less than $1,000 per month.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2011 the Company's net capital and required net capital were $80,111 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 36.2%.

NOTE 5 - COMMITMENTS

Office Sublease - Minimum annual rent for which the Company is responsible pursuant to the Management Services Agreement is $12,000 (or $1,000 per month), provided that, effective October 1, 2011, the Company and Advisors amended the Management Services Agreement to provide that the monthly allocation of the rent expense to the Company would equal the greater of (i) $1,000 or (ii) the amount that would be determined by allocating the total rent amount in accordance with the Monthly Proportion discussed in Note 3 above.

NOTE 6 – INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual member of the Company.

HIGHBANK SECURITIES LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2011

DeMarco
Sciaccotta
Wilkens &
Dunleavy

Member of
Highbank Securities LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the 14 months ended December 31, 2011, which were agreed to by Highbank Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating North Star Investment Services, Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Highbank Securities LLC's management is responsible for Highbank Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the 14 months ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the 14 months ended December 31, 2011, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 15, 2012

HIGHBANK SECURITIES LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD OF INCEPTION NOVEMBER 4, 2010 THROUGH DECEMBER 31, 2011

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 1,240
Less Payments Made:		
Date Paid	Amount	
02-25-11	$ 80	
07-28-11	$ 656	736
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 504
Payment made with Form SIPC 7		$ 504

See Accountant's Report

HIGHBANK SECURITIES LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD OF INCEPTION NOVEMBER 4, 2010 THROUGH DECEMBER 31, 2011

Total revenue	$ 580,194
Additions:	
None	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from Transactions in certificate of deposits and Treasury Bills.	0
Other	84,180
Total deductions	$ 84,180
SIPC NET OPERATING REVENUES	$ 496,014
GENERAL ASSESSMENT @ .0025	$ 1,240

See Accountant's Report